August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (410) 951-4878

Jack B. Dunn IV
President and Chief Executive Officer
FTI Consulting Inc.
500 East Pratt Street, Suite 1400
Baltimore, MD 21202

> **Re:** **FTI Consulting Inc.**
> **Definitive 14A**
> **Filed April 11, 2007**
> **File No. 1-14875**

Dear Mr. Dunn:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 32

1. Individual officer performance is one of the factors considered in making executive compensation decisions. Please disclose how the specific forms of compensation are structured and implemented to reflect each named executive officer's individual performance and/or individual contribution to these items of the registrant's performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K. In addition, disclose substantial deviations in individual elements of compensation. For example, we note that equity awards made to Mr. Shaughnessy (2006 grant date fair value of $3.8 million) are substantially higher than the next highest award (2006 grant date fair value of $2.3 million for awards made to the CEO).

2. You benchmark your compensation with the comparable companies listed on page 33. Analyze the role of this comparable company benchmarking in determining overall compensation and any individual components – such as whether you have established specific benchmarks for total compensation or individual components of compensation as compared to these companies. If so, disclosure where you target each element of compensation against the comparator companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Short-Term Non-Equity Incentive or Bonus Compensation, page 37

3. You state that the 2007 performance target is based on company-wide earnings per share. Disclose this performance target since it appears to have been set as of the filing of this proxy statement or provide a supplemental analysis as to why it is appropriate to omit this target pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

4. Provide clear disclosure of the specific factors considered in determining to grant the special discretionary cash bonus payments made to certain executive officers and analyze how those factors were used to determine the actual award granted for each named executive. The current disclosure on page 39 is very general in nature. See Item 402(b)(1)(v) of Regulation S-K.

Grants of Plan Based Awards for Fiscal Year Ended December 31, 2006, page 48

5. The non-equity incentive plan award for Mr. DiNapoli to receive a minimum
    bonus payment of $500,000 upon the achievement of $1 EPS appears to be
    separate from the incentive compensation plan with a threshold EPS of $1.46.
    Please provide separate line items to reflect the estimated payouts under each
    award. See Instruction 1 to Item 402(d) of Regulation S-K.

Outstanding Equity Awards at Fiscal Year-End, page 50

6. Clearly disclose the vesting dates of options held at fiscal year end by footnote.
    See Instruction 2 to Item 402(f)(2) of Regulation S-K. For example, it is unclear
    from footnote four when the one year and eight year dates for each award will
    occur.

Employment Agreements and Potential Termination and Change in Control Payments,
page 54

7. In the Compensation Discussion and Analysis, please discuss how the
    arrangements for the potential payments to be made upon termination or change
    in control fit into your overall compensation objectives and affect the decisions
    you made regarding other compensation elements. Also, explain why you
    structured the terms and payout levels of these arrangements as you did.

    Please respond to our comments by September 21, 2007, or tell us by that time
when you will provide us with a response.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

    When you respond to our comments, please provide, in writing, a statement from
the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  the filing;

- staff comments or changes to disclosure in response to comments do not
  foreclose the Commission from taking any action with respect to the filing;
  and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3357 with any questions.

Sincerely,

Pam Howell
Special Counsel